UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

Commission File Number 000-55985

PROPHECY DEVELOPMENT CORP.
(Translation of registrant’s name into English)

Suite 1610 – 409 Granville Street Vancouver, British Columbia, Canada V6C 1T2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

 Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROPHECY DEVELOPMENT CORP.

Date: November 15, 2018	By:	/s/ Tony Wong
Tony Wong
General Counsel & Corporate Secretary

INDEX TO EXHIBITS

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the nine months ended September 30, 2018
99.2	Condensed Interim Consolidated Financial Statements for the three and nine months ended September 30, 2018
99.3	Form 52-109F2 Certification of Interim Filings - CEO
99.4	Form 52-109F2 Certification of Interim Filings - CFO

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